EXHIBIT 99.1

Foremost Clean Energy Announces the Successful Completion of Airborne Geophysical Survey Over its CLK Uranium Property

VANCOUVER, British Columbia, May 07, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the successful completion of an airborne geophysical survey over the CLK Uranium Property (“CLK”), which is located in the world-renowned Athabasca Basin region of northern Saskatchewan. Expert Geophysics Surveys Inc. (“EGS”) completed 771 line-kilometers of electromagnetic surveying using its MobileMT™ system and is currently processing the survey data to identify conductive trends and structural features associated with known uranium mineralization. The Company anticipates receiving the interpreted results in the coming weeks, which will then be used to delineate targets for the upcoming summer 2025 drill program.

“The completion of this high-resolution geophysical survey marks another important step in advancing our pipeline of drill targets on Foremost’s unique portfolio of properties optioned from Denison Mines (“Denison”). The CLK property is another highly prospective, underexplored asset we believe holds significant potential given the presence of multiple notable historical mineralized drill holes.” States Jason Barnard, President and CEO of Foremost Clean Energy, “The MobileMT™ system provide us unparalleled clarity in mapping subsurface conductors, which will help prioritize targets - including extensions of known mineralization like the 8,600 ppm U intersection in hole CLG-D1 (1997) - and identify new anomalies. With no modern systematic drilling across most of the property, we believe CLK holds significant discovery potential that this survey will help unlock compelling targets for additional follow up for our upcoming summer drill program.”

The CLK Property is comprised of 2 claims, over 25,753 acres/10,422 hectares located ~30km south of the northern edge of the Athabasca Basin. The CLK project lands capture a portion of the NE edge of the Snowbird Tectonic Zone, known to host several uranium occurrences (see figure 1 below). The 1997 and 2000 drilling program at CLK resulted in the completion of two significant drill holes, CLG – D1 and CLG-D5, both of which intersected notable uranium mineralization:

  CLG-D1: Intersected 8,600 ppm U at 862 meters, hosted in pitchblende stringers in the basement just below the unconformity.
  CLG-D5: Intersected 510 ppm U at ~ 900 meters depth immediately above the unconformity.

Figure 1. CLK Property Map

Summer 2025 Drill Program

With known uranium mineralization hosted at and below the unconformity, the CLK property is a high priority project in Foremost’s project discovery pipeline. The results from this geophysical survey will be integrated with existing geological data to refine targets for a planned 2,000-metre diamond drill program anticipated to commence later this summer.

The primary focus of the drill program will be testing extensions of these historical intersections, and any newly identified conductive anomalies interpreted from the survey. The use of deep-penetrating geophysical methods in the Athabasca Basin is a relatively recent development that has the potential to identify high priority drill targets on untested conductive trends, which may be associated with significant uranium deposits. The Company believes CLK has the potential to host multiple prospective and unexplored drill targets that may be identified through modern geophysics.

Qualified Person

The technical content of this news release has been reviewed and approved by Jordan Pearson, P. Geo., Project Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to the implementation of the Incentive Program, the receipt of approval of the CSE, the terms of Incentive Program, the potential for acceleration of any exercise by Warrant holders and the use of proceeds received from the exercise of Warrants. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.